Rule 424(b)(3)
                                                 File No. 333-119493


                        McKENZIE BAY INTERNATIONAL, LTD.

                SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 15, 2004

Our shares have been authorized for quotation on the OTC Bulletin Board.

The mailing address of our principal office has been changed to 37899 Twelve Mile Road, Suite 300, Farmington Hills, Michigan 48331

As stated in the prospectus, in October 2004 installation of a 100kW DWT prototype was completed at the Universite du Quebec en Abitibi-Temiscamingue, in Rouyn-Noranda, Quebec Canada, our long term research and development site. The prototype has generated peak power of 104 kW, at a significantly lower wind speed than its 100 kW rated capacity which is more electricity, at lower wind speeds, than we originally projected. Other testing has not been completed and is ongoing.

In December 2004 we granted an option for the purchase of 150,000 shares to each of Messrs. Bakeman and Westerholm under our 2001 Employee Incentive Stock Option Plan exercisable at $1.22 and $1.35 per share, respectively. One-third of the option amount of shares became immediately exercisable when the options were granted. An additional one-third may be acquired on or after December 6, 2005 and the remaining shares may be acquired on and after December 6, 2006. Mr. Bakeman's option expires on December 5, 2014 and Mr. Westerholm's option expires on December 5, 2009.

The annual salaries of Messrs. Bakeman and Westerholm have been increased to $200,000 and $225,000, respectively.

Donald C. Harms has become our general counsel pursuant to a three-year contract under which he will receive an annual base salary of $175,000. The other terms of the contract will be substantially the same as those of the contracts with our three executive officers. Mr. Harms also received an option for the purchase of 150,000 shares similar to the option granted to Mr. Bakeman as described above. The per share exercise price of Mr. Harms' option is $1.00 per share, the market value of our shares on the day that Mr. Harms' employment began.

Beginning in December 2004, each of the independent members of our Board of Directors receives compensation at the annual rate of $10,000 to accrue and to be paid when the Board of Directors determines that there are sufficient funds.

Michel Garon has become the Project Manger for Dermond Inc. Because Lac Dore Mining Inc. has not begun development, Mr. Garon was not being fully utilized in his role of General Manager. In January 2005, Mr. Garon became the President of Lac Dore Mining Inc. Approximately 57% of Mr. Garon's salary, per his contract with us, will be payable by Dermond Inc., with the remainder payable by Lac Dore Mining Inc. If Lac Dore Mining Inc. begins development, Mr. Garon may return to his former position. In January 2005, Jonathan Hintz became the Vice President of Operations for WindStor Power Co.

In April 2005, Doris Galvin became the President of WindStor Power Co., pursuant to a three-year contract under which she will receive an annual base salary of $225,000. The other terms of the contract will be substantially the same as those of the contracts with our other executive officers. Ms. Galvin also received an option for the purchase of 150,000 shares similar to the option granted to Mr. Bakeman and Mr. Harms as described above. The per share exercise price of Ms. Galvan's option is $0.97 per share, the market value of our shares on the day that Ms. Galvin's employment began.

On January 10, 2005, we borrowed $1,000,000 from Cornell Capital Partners and issued our promissory note to Cornell Capital Partners in that amount. At the same time, we placed 1,000,000 shares of common stock in escrow with an escrow agent designated by Cornell Capital Partners and we deposited with the escrow agent 19 requests for advances under the Standby Equity Distribution Agreement, each in the amount of $50,000 and one such advance in the amount of $75,479.45. The escrow agent has agreed to release the requests to Cornell Capital Partners every seven days beginning January 17, 2005. Upon the release of each request, the appropriate number of our shares held in escrow will be issued to Cornell Capital Partners.

The promissory note issued to Cornell Capital Partners bears interest at the annual rate of 12% and is payable on or before June 4, 2005. Proceeds from the sale of the shares issued to Cornell Capital Partners will be utilized in payment of outstanding amounts under the promissory note. In the event that during the life of the promissory note, the proceeds from the sales of the escrowed shares are insufficient to repay all amounts due, we will immediately place in escrow such number of additional shares of our common stock of which the proceeds of the sale of such shares shall be sufficient to repay all amounts due under the promissory note. There is no limit on the number of shares we may be required to issue to Cornell Capital Partners to satisfy our obligation under the promissory note. Any decline in the market price of our shares will increase the number of shares we would otherwise be required to issue to Cornell.

On each of February 14, 2005 and March 14, 2005 we borrowed an additional $1,000,000 from Cornell Capital Partners under the same terms and conditions, except that the weekly advances will begin June 6, 2005 and the promissory notes are payable on or before October 17, 2005 and October 21, 2005, respectively. The share escrow with respect to the loans consists of 2,000,000 shares and 1,000,000 shares, respectively.

On January 10, 2005, we entered into a consulting agreement with Stone Street Advisors, LLC. under which Stone Street will provide advisory services to us with regard to various types of financial arrangements, including, equity line of credit financing, debt financing, other forms of direct investment in us and general corporate matters. The agreement with Stone Street provides that we will pay an amount as agreed upon in the future. We have paid Stone Street an aggregate of $75,000 from the proceeds we have received from Cornell Capital Partners in connection with the three promissory notes. If we engage in any more funding transactions with Cornell Capital Partners outside of the scope of the Standby Equity Distribution Agreement, we anticipate that we will compensate Stone Street at a similar rate. The initial term of the agreement is for a period of one year. Thereafter, unless previously terminated, and neither party has given notice of termination, the agreement will be automatically renewed for successive one year periods. Either party may terminate the agreement without cause by giving written notice of termination to the other party. Stone Street is an affiliate of and is under common control with Cornell Capital Partners.

The percentage amounts in our prospectus relating to the effective discount in connection with purchases of our shares by Cornell Capital Partners do not reflect escrow fees of $500 per purchase, consulting fees payable to Stone Street Advisors, LLC or interest under the promissory notes.

We have received a letter from a regulatory agency of the state of Michigan requesting certain information concerning the offer and cash sale of our shares and promissory notes. We have provided the requested information to the agency. We believe that since December 31, 2002, we have sold an aggregate of 10,000 shares of our common stock to three Michigan investors for approximately $8,300 in violation of the registration provisions of the Michigan Uniform Securities Act. We have made an offer to those investors to refund their purchase price with interest at 6% per year from the date of payment. Reference is made to the disclosure under the caption "Risk Factors" in our prospectus relating to offers and sales of our securities.

Subsequent to December 31, 2004, Lac Dore Mining Inc. did not remit scheduled quarterly repayments of approximately $106,000 due under two separate interest free loan agreements with the Government of Canada. These loans are unsecured and are the obligations solely of Lac Dore Mining Inc. The quarterly payments were made in March, 2005, and the regular quarterly payments that would have been due in March, 2005 were deferred until June, 2005 by agreement of the lender. As a result, there is currently no default under these obligations as restructured, but if payment isn't made as agreed in June, 2005 a default could occur that would give the lender the right to demand immediate repayment of all amounts due. If the requisite payment is not then made, Lac Dore Mining Inc. could lose its mining claims for the Lac Dore vanadium/titanium deposit.

As reported on our Quarterly Report on Form 10-QSB as filed with the SEC, during the quarterly period ended December 31, 2004, we incurred a net loss of $2,284,322 or ($.08) per share. Our net loss for the quarterly period ended December 31, 2003 was $495,416 or ($.02) per share. The increase in net loss was primarily due to significant increases in research and development, management wages and benefits, professional fees and interest and finance charges. The interest and finance charges were approximately $683,000. On December 31, 2004, our working capital deficit was approximately $3,700,000. See "Additional Information" in our prospectus.

Subsequent to December 31, 2004, the holders of convertible promissory notes issued by us in the aggregate amount of $800,000 converted their notes into 1,066,667 shares of our common stock.

We have entered into agreements with 19 potential users of WindStor systems. The agreements allow for us to conduct wind testing of installation sites for DWTs to determine whether WindStor could be economically viable. We intend to utilize a third party to assistance us in determining whether WindStor can be economically viable at particular sites. Irrespective of the results and price structure, none of the potential users is under any obligation to purchase or lease any products from us.

Jan Mracek had been, prior to his death in May 2005, Director of technology of Lac Dore Mining, Inc. since January 2003. We plan on outsourcing his functions.

At our Annual Meeting of Shareholders held on April 14, 2005, our shareholders reelected our current Board of Directors and ratified the choice of BDO Seidman, LLP as our independent auditor.

May 9, 2005